USHG Acquisition Corp.

853 Broadway, 17th Floor

New York, New York 10003

February 22, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Stacie Gorman

Re:	Registration Statement on Form S-1 (No. 333-252802)

USHG Acquisition Corp.

Dear Ms. Gorman,

Please withdraw each of the requests for acceleration that were submitted to you on February 19, 2021, on behalf of USHG Acquisition Corp. and the Underwriters, in connection with the above-referenced Registration Statement.

USHG ACQUISITION CORP.

By:	/s/ Adam D. Sokoloff
Name: Adam D. Sokoloff
Title: Chief Executive Officer

Cc:	Ryan J. Maierson, Latham & Watkins LLP

Howard A. Sobel, Latham & Watkins LLP

Gregory P. Rodgers, Latham & Watkins LLP